UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

SANTANDER DRIVE AUTO RECEIVABLES TRUST 2014-4

(Exact name of issuing entity as specified in its charter)

Commission file number of the issuing entity: 333-192513-03

Central Index Key Number of issuing entity: 0001616997

SANTANDER DRIVE AUTO RECEIVABLES LLC

(Exact name of depositor as specified in its charter)

Commission file number of depositor: 333-192513

Central Index Key Number of depositor: 0001383094

SANTANDER CONSUMER USA INC.

(Exact name of sponsor as specified in its charter)

Central Index Key Number of sponsor: 0001540151

c/o Santander Drive Auto Receivables LLC

1601 Elm Street, Suite 800

Dallas, Texas 75201

(214) 292-1930

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1 Asset Backed Notes

Class A-2-A Asset Backed Notes

Class A-2-B Asset Backed Notes

Class A-3 Asset Backed Notes

Class B Asset Backed Notes

Class C Asset Backed Notes

Class D Asset Backed Notes

Class E Asset Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 SANTANDER DRIVE AUTO RECEIVABLES TRUST 2014-4 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 15, 2019

SANTANDER DRIVE AUTO RECEIVABLES TRUST 2014-4 (Issuing Entity)

By: Santander Consumer USA Inc., as Servicer

By:	/s/ Jason Micheletto
Name:	Jason Micheletto
Title:	Vice President, Corporate Treasury Reporting